UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 3)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

 CONTENTS

Due to the impact of the COVID-19 coronavirus pandemic on the business, consultants and service providers of Therapix Biosciences Ltd. (the “Company”), the Company is unable to file its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by the normally prescribed deadline of April 30, 2020. The Company plans to file its Annual Report by no later than June 15, 2020, 45 days after the original due date of its Annual Report, in reliance upon the exemption set forth in the Securities and Exchange Commission’s March 25, 2020 Order (Release No. 34-88318) (the “Order”), which under certain conditions exempts reporting companies form making certain filings required under the Securities and Exchange Act of 1934, as amended, for up to 45 after the normally prescribed deadline.

The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout the Israel and the world. Tel-Aviv and Givatayim, Israel, where the Company and its independent auditor are headquartered, are currently under a state of emergency due to the coronavirus outbreak. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, including the temporary closures of its offices and having team members work remotely, and, as a result, the Annual Report will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

In light of the current COVID-19 pandemic, the Company currently anticipates including the following risk factor in the Annual Report, subject to further development:

We face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.

Our operations and business have been disrupted and could be materially adversely affected by the recent outbreak of COVID-19. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern (PHEIC), based on the advice of the Emergency Committee under the International Health Regulations (2005). The Centers for Disease Control and Prevention in the U.S. issued a warning on February 25, 2020, regarding the likely spread of COVID-19 to the U.S. International stock markets have begun to reflect the uncertainty associated with the slow-down in the Chinese economy and the reduced levels of international travel experienced since the beginning of January and the significant decline in the Dow Industrial Average at the end of February and through March 2020 was largely attributed to the effects of COVID-19. COVID-19 may also adversely affect our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, following recommendations from the Israeli Ministry of Health and the Ministry of Finance, on March 16, 2020, the Israeli prime minister announced new and more restrictive instructions under which businesses in the private sector must reduce their onsite workforce. Additional instructions require “non-essential” businesses to shut down, and the public sector to further reduce its workforce. During March 2020, emergency regulations enacted by the Israeli authorities restricted outdoor activities of all citizens. Restrictions are updated and changed on an ongoing basis. Currently travel to and from work is still permitted, however the authorities may place additional, more restrictive measures on businesses and individuals. Though we may still operate under such regulations, any additional actions taken by the Israeli government could further limit that ability which may have a material adverse effect on our operations and financial results. A significant reduction in our workforce and our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Further, we cannot assure you that we will be designated an “essential business”, as defined under the new instructions, and moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our operations.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short term, but there can be no assurance that these remedial measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, the impact of COVID-19 may cause delays to our future clinical trials, and may make it difficult for us to recruit patients to clinical trials.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: April 30, 2020
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

2